FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 26, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods on April 22, 2005.

Nature of the resolutions adopted by the Board of Directors of the Company:

1. On the matter of the agenda: Convocation of the Annual General Meeting of Shareholders of the Company.

1.1.                              Convocation (at the initiative of the Board of Directors of the Company) of the Annual General Meeting of Shareholders of the Company (“Meeting”).

1.2.                              Inclusion (at the initiative of the Board of Directors of the Company) into the agenda of the Annual General Meeting of Shareholders of the Company of the following matters:

1.               Election of the members of the Counting Committee of the Company;

2.               Amending of the Company’s charter;

3.               Approval of the new version of the Bylaw On the General shareholders’ meeting and its Standing rules.

1.3.                              Approval of the agenda of the Annual General Meeting of Shareholders of the Company:

1.               Election of the members of the Counting Committee;

2.               Approval of the Annual Report, Annual Accounting Statements, including the Profit and Loss Report of the Company, and distribution of profits (including the payment (declaration) of dividends) and losses of the Company based on the results of the fiscal year;

3.               Amending of the Company’s charter;

4.               Approval of the new version of Regulations On the General shareholders’ meeting and its Standing rules;

5.               Approval of the Auditor of the Company for 2005;

6.               Election of the members of the Board of Directors of the Company;

7.               Election of the members of the Audit Commission of the Company;

8.               Concerning participation of WBD Foods in non-profit organization “Russian Marketing Association”.

1.4.                              Inclusion (at the initiative of the WBD Foods Board of Directors) into the list of candidates to the positions of the members of the Counting Committee to be elected at the Annual General Meeting of Shareholders of WBD Foods of the following individuals: M.A. Novgorodova, I.M. Kolesnikov, A.V. Pozdnyakov, E.S. Solntseva, I.A. Tyusina.

1.5.                              Inclusion (at the initiative of WBD Foods Board of Directors) into the list of candidates to the positions of the members of the Board of Directors to be elected at the Annual General Meeting of Shareholders of WBD Foods of the following individuals: Guy de Selliers, M.V. Dubinin, Michael O’Neill, A.S. Orlov, S.A. Plastinin, V.A. Tutelyan, V.N. Sherbak, G.A. Yushvaev, D. Iakobachvili, E.G. Yasin, E. Linwood Tipton.

1.6.                              Inclusion (at the initiative of WBD Foods Board of Directors) into the list of candidates to the positions of the members of the Audit Commission to be elected at the Annual General Meeting of Shareholders of WBD Foods of the following individuals: E.V. Bogutskaya, E.B. Kuznetsova, N.N. Kolesnikova, M.A. Naumova, N.V. Romanova, E.V. Smirnova, Yu.A. Chudina.

1.7.                              Approval of draft resolutions of the Annual General Meeting of Shareholders of WBD Foods.

1.8.                              Appointment of the following individuals to the Presidium of the Annual General Meeting of Shareholders of WBD Foods: General Meeting of Shareholders Chairman - David Iakobachvili, Secretary - Valeriy Nikolayevich Kuprienko.

1.9.                              Approval of the following procedures for the conduct of the Annual General Meeting of Shareholders of the Company:

1.               Date of the Meeting: June 14, 2005.

2.               Time of the Meeting:  beginning of registration of shareholders – 10:00; beginning of proceedings - 11:15 (Moscow time).

3.               Place of the Meeting: Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, Room 306.

4.               Form of the Meeting: meeting (joint attendance by shareholders).

1.10.                        Approval of the record date for the purposes of determination of persons entitled to participation in the Annual General Meeting of Shareholders of the Company: April 26, 2005 (at the end of the register-holder’s business day) - registration of shareholders (representatives of shareholders) for participation in the Annual General Meeting of Shareholders of the Company shall be conducted on June 14, 2005, starting at 10:00, at the following address: Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, Room 306. To register attendees should produce their IDs and evidence of their authority: powers of attorney and/or other documents specified by the existing legislation of the Russian Federation.

1.11.                        Approval of the form and text of voting ballots for the Annual General Meeting of Shareholders of the Company.

1.12.                        Approval of the text of the notice of convocation of the Annual General Meeting of Shareholders of the Company.

1.13.                        Approval of the following procedure for the conduct of the Annual General Meeting of Shareholders of the Company: the notice of the Meeting shall be mailed by registered letter or delivered against signature to each person included into the list of persons entitled to participation in the Meeting, and published in Wall Street Journal (New-York, USA).

1.14.                        Approval of the following list of information (materials) provided to shareholders in preparation for the conduct of the Annual General Meeting of Shareholders and the following procedure for making the said list available to shareholders:

1.               Information about candidates to the positions of the members of the Counting Committee.

2.               Information about candidates to the positions of the members of the Board of Directors.

3.               Information about candidates to the positions of the members of the Audit Commission.

4.               Reference materials on the matters included into the agenda of the Meeting.

Following the date of publication of the notice of the conduct of the Meeting in Wall Street Journal (New-York, USA), shareholders of the Company may review the materials, that should be submitted to the shareholders of the Company in preparation for the conduct of the Meeting, and obtain copies of the said materials at the following address: Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, on business days from 09:00 till 16:00 (Moscow time). Written comments and suggestions as to the matters on the agenda may be sent by shareholders to the following address: Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, WBD Foods.

2. On the matter of the agenda: Concerning changes in the Company’s Management Board composition.

2.1. Upon the recommendation of the Chairman of WBD Foods Management Board Mr. S.A. Plastinin be it resolved to make the following amendments to the WBD Foods Management Board composition:

To stop the following individuals:

•                  Mr. Iakov Zelikovich Ioffe,

•                  Mr. Vladimir Vladimirovich Preobrazhensky,

•                  Mr. Francesco Giuffredi,

- acting as WBD Foods Management Board members anticipatorily (on April 22, 2005), thanking them for their conscientious work.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Representative by power of attorney Dated April 12, 2005 No 12/04-01
Wimm-Bill-Dann Foods OJSC

Date: April 26, 2005